Post-Effective
                                                      Amendment No. 1 to
                                                      SEC File No. 70-8971


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   DECLARATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                  GPU INTERNATIONAL, INC. ("GPU International")
                       GPU ELECTRIC, INC. ("GPU Electric")
                               One Upper Pond Road
                          Parsippany, New Jersey 07054
             (Name of companies filing this statement and addresses
                         of principal executive office)



                                GPU, INC. ("GPU")
          (Name of top registered holding company parent of applicants)

Wayne Thomson                                   Douglas E. Davidson, Esq.
GPU International, Inc.                         Berlack, Israels & Liberman LLP
GPU Electric, Inc.                              120 West 45th Street
One Upper Pond Road                             New York, New York  10036
Parsippany, New Jersey  07054




                   (Names and addresses of agents for service)

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                  GPU  International  and GPU Electric  hereby  post-effectively amend  their  Declaration  on Form U-1,  docketed  in SEC File No.  70-8971,  as follows:
                  A. By  orders  dated  December  22,  1997  (HCAR  No.  26800),
November 5, 1997 (HCAR No. 26773), January 19, 1996 (HCAR No. 26457) and July 6, 1995 (HCAR No. 26326), the Commission authorized GPU through December 31, 2000
to  acquire  the  securities  of  subsidiary   companies  (each,  a  "Subsidiary
Company"), which would, in turn, acquire the securities or other interests of one or more exempt wholesale generators ("EWGs") and/or foreign utility companies ("FUCOs") (collectively "Exempt Entities"). The Subsidiary Companies would not themselves be Exempt Entities. GPU Electric is a Subsidiary Company and wholly owned subsidiary of GPU Capital, Inc., both of which have been organized pursuant to these orders.
                  B. By  orders  dated  December  22,  1997  (HCAR  No.  26802),
November 16, 1995 (HCAR No. 26409), June 14, 1995 (HCAR No. 26307), September 12, 1994 (HCAR No. 26205), December 18, 1992 (HCAR No. 25715) and June 26, 1990
(HCAR No. 25108), the Commission authorized GPU International to: (i) engage in preliminary project development activities in connection with its investments in qualifying facilities as defined in the Public Utility Regulatory Policies Act of 1978, as amended ("QFs"), and Exempt Entities (collectively, "Projects"), and
(ii) acquire the securities of Exempt Entities.
                  C.       By order dated  February 28, 1997 (HCAR No. 26678)
the Commission  authorized  all then existing  Subsidiary Companies

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(including  GPU  Electric),   GPU   International   and  its  non-Exempt  Entity
subsidiaries to declare and pay dividends to GPU out of capital and unearned surplus from time to time through December 31, 2001. The Commission reserved jurisdiction, however, over the payment of dividends out of capital or unearned surplus by any subsequently organized Subsidiary Company. GPU Electric and GPU International now request that the Commission relinquish this reservation of jurisdiction. In response to more recently filed applications under the Act, the Commission has given blanket authorization for the payment of dividends out of capital or unearned surplus by Subsidiary Companies which may be organized in the future. See American Electric Power Co., HCAR No. 26760 (Sep. 18, 1997); Cinergy Corp., HCAR No. 26691 (May 22, 1997); Northeast Utilities, HCAR No. 26691 (Mar. 25, 1997). Accordingly, the GPU applicants now request similar flexibility so that GPU Capital and any future Subsidiary Company may declare and pay dividends from capital or unearned surplus to the extent permitted by applicable state law.
                  D.       Rule 53 Analysis
                           (a)      As  described  below,  GPU meets all of the
  conditions  of Rule 53 under the Act,  except for Rule
53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At December 31, 1998, GPU's average consolidated retained earnings was approximately $2.183 billion, and GPU's aggregate

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investment  in EWGs and FUCOs was  approximately  $1.204  billion.  Accordingly, under the November 5 Order, GPU may invest up to an additional $979 million in EWGs and FUCOs as of December 31, 1998.
                  (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.
                      (A) For each United States EWG in which GPU directly or indirectly holds an interest:
                           (1)      the books and  records  for such EWG will be
                                    kept  in   conformity   with  United  States
                                    generally  accepted  accounting   principles
                                    ("GAAP");
                           (2)     the financial statements will be prepared in
                                    accordance with GAAP; and
                           (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.
                      (B)  For   each   FUCO  or   foreign   EWG   which   is  a
                           majority-owned  subsidiary  of GPU: (1) the books and
                           records   for  such   subsidiary   will  be  kept  in
                           accordance with GAAP; (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to

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                                    such  books  and   records   and   financial
                                    statements, or copies thereof in English, as
                                    the Commission may request.
                      (C)      For each  FUCO or  foreign  EWG in which GPU owns
                               50%  or  less  of  the  voting  securities,   GPU
                               directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:
                           (1) such entity to maintain books and records in accordance with GAAP; (2) the financial statements of such entity to be prepared in accordance with GAAP; and (3) access by the Commission to such books and records and financial statements (or copies thereof) in
                                    English as the  Commission  may request and,
                                    in any event, will provide the Commission on
                                    request copies of such materials as are made
                                    available  to GPU and its  subsidiaries.  If
                                    and to the extent that such entity's  books,
                                    records  or  financial  statements  are  not
                                    maintained  in  accordance  with  GAAP,  GPU
                                    will,   upon  request  of  the   Commission,
                                    describe   and   quantify    each   material
                                    variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2) (iii) (B) of Rule 53.

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                  (ii)  No  more  than  2%  of  GPU's  domestic  public  utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.
                  (iii)  Copies  of this  Post  Effective  Amendment  are  being
         provided  to  the  New  Jersey  Board  of  Public   Utilities  and  the
         Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(1) In addition, GPU will submit to each such commission copies of any amendments to this Declaration and any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).
                  (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transaction.
                      (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.
--------
(1) Pennsylvania Electric Company ("Penelec"), one of GPU's electric utility subsidiaries, is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 13,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.


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


                      (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.183 billion) represented an increase of approximately $22.4 million (or approximately 1.0%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $2.160 billion).
                      (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1998 in excess of 5% of GPU's December 31, 1998 consolidated retained earnings.
                  As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).
                  Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Declaration. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public

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


utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

     The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 60.7% debt.
                  GPU's December 31, 1998 consolidated capitalization consists of 45.4% equity and 54.6% debt. Thus, since the date of the November 5 Order, there has been no adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(2)

                  GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1992 through 1998. Earnings attributable to GPU's investments in EWGs and FUCOs have

--------
(2) The first mortgage bonds of GPU's electric utility subsidiaries, Penelec, Jersey Central Power & Light Company and Metropolitan Edison Company, are rated A+ by Standard & Poors Corporation, and A2, Baa1 and A3, respectively, by Moody's Investor Services, Inc.



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contributed  positively to  consolidated  earnings,  excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(3)

                  Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.
                  Reference is made to Exhibit G filed herewith which sets forth GPU's consolidated capitalization and earnings at December 31, 1998. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.
                  E. The estimated fees, commission and expenses to be incurred in connection herewith will be supplied by further post-effective amendment.
                  F.       GPU Electric and GPU International  believe that
Section 12 of the Act and Rules 46 and 54 are applicable to the transactions proposed herein.
                  G. No Federal or State commission, other than your commission has jurisdiction with respect to the proposed transactions.
                  H. It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in any event not later than June 14, 1999. It is further requested that (i) there not be a recommended
--------
1        As discussed in the November 5 Order,  GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the windfall profits tax imposed on Midlands Electricity, plc.

                                                          -8-
decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.
                  I. The following exhibits and financial statements are filed in Item 6 thereof:
                  (a)      Exhibits
                           A        -       Not Applicable.

                           B        -       Not Applicable.

                           C        -       Not Applicable.

                           D        -       Not Applicable.

                           F        -       Opinion  of  Berlack,  Israels  &
                                            Liberman  LLP -- to be filed by
                                            further  post-effective
                                            amendment.

                           G        -       Financial Data Schedule - to be
                                            filed by further post-effective
                                            amendment.

                  (b)      Financial Statements:

                           1

                                             GPU International and GPU Electric
                                             Financial Statements have
                                             been omitted as the proposed
                                             transactions will not have a
                                             material affect thereto.

                           2        -       GPU Consolidated  Financial
                                            Statements have been omitted as
                                            the proposed  transactions will
                                            not have a material effect thereto.

                           3        -       None.

                           4        -       Not Applicable.

                  J. No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject

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transaction.  Reference is made to paragraph H hereof regarding regulatory approvals with respect to the proposed transactions.




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


                                    SIGNATURE

                  PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                  GPU INTERNATIONAL, INC.
                                  GPU ELECTRIC, INC.


                                  By:
                                   ----------------------------
                                   R.P. Lantzy
                                   Senior Vice President and
                                   Chief Operating Officer

Date:             April 1, 1999





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